U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTICE OF LATE FILING
Commission File Number 0-21682
(Check One):
☐ Form 10-K          ☐ Form 20-F               ☐ Form 11-K          ☒ Form 10-Q
☐ Form 10-D          ☐ Form N-SAR          ☐ Form N-CSR
For Period Ended: October 2, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I
Registrant Information

SPARTA, INC. Full Name of Registrant

N/A Former Name if Applicable

25531 Commercentre Drive, Suite 120 Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630-8873 City, state and zip code
Part II
Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

Part III
Narrative
     SPARTA, Inc. (the Company) was due to file its Quarterly Report on Form 10-Q for the period ended October 2, 2005 on November 16, 2005. Subsequent to the end of the quarter, a legal issue arose which requires evaluation to determine the impact, if any, on our consolidated financial statements for the third quarter. The Company is conducting an internal inquiry to assess the impact of this matter. It is working diligently to complete its assessment of the matter, but was unable to complete its assessment and finalize the preparation of the Form 10-Q prior to the initial due date without unreasonable effort or expense. Given the status of the assessment, the Company expects to file its Quarterly Report on Form 10-Q for the period ended October 2, 2005 within five calendar days of the initial due date, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934, although there can be no assurance to this effect.
Part IV
Other Information
(1) Name and telephone number of person to contact in regard to this notification:

David Schreiman	703	558-0036

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes                 ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes                 ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report that revenue for the three- and nine-month periods ended October 2, 2005 increased 6% and 11%, respectively, over the corresponding periods in 2004. At this time, the Company cannot reasonably estimate net income for these periods because it has not completed its assessment of the matter referred to in Part III.

SPARTA, INC

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2005	By:	/s/ David E. Schreiman
David E. Schreiman
Vice President and Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.